SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: May 14, 2025

List of Materials

Documents attached hereto:

Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025

Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025

(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

May 14, 2025
Company name	: Sony Group Corporation
Stock exchange listing	: Tokyo Stock Exchange (“TSE”)
Securities code	: 6758
URL	: https://www.sony.com/en/SonyInfo/IR/
Representative	: Hiroki Totoki, Representative Corporate Executive Officer
Contact person	: Sadahiko Hayakawa, Senior Vice President
Telephone	: +81-3-6748-2111
Scheduled date of annual general meeting of Shareholders	: June 24, 2025
Scheduled date to commence dividend payment	: June 2, 2025
Scheduled date to file Annual securities report	: June 20, 2025
Preparation of supplementary materials on financial results	: Yes
Holding of financial results briefing	: Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the fiscal year ended March 31, 2025 (from April 1, 2024 to March 31, 2025)

(1) Consolidated operating results	(Percentages indicate year-on-year changes.)

Consolidated	Sales and financial services revenue		Operating income		Income before income taxes		Net income		Net income attributable to Sony Group Corporation’s stockholders
Fiscal Year ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
March 31, 2025	12,957,064	-0.5	1,407,163	16.4	1,473,726	16.2	1,159,887	18.3	1,141,600	17.6
March 31, 2024	13,020,768	18.6	1,208,831	-7.2	1,268,662	-0.5	980,494	-3.1	970,573	-3.5

Consolidated	Total comprehensive income		Basic earnings per share*1	Diluted earnings per share*1	Return on equity attributable to owners of parent	Ratio of income before income taxes to total assets	Ratio of operating income to sales
Fiscal Year ended	Yen in millions	%	Yen	Yen	%	%	％
March 31, 2025	959,230	-23.9	188.71	187.92	14.5	4.2	10.9
March 31, 2024	1,260,138	14.9	157.66	157.14	13.7	3.9	9.3

Reference: Share of profit (loss) of investments accounted for using the equity method

For the fiscal year ended March 31, 2025: ¥(7,801) million

For the fiscal year ended March 31, 2024: ¥10,502 million

*1   Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

For all segments excluding Financial Services*2	Sales		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders
Fiscal Year ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
March 31, 2025	12,043,903	6.9	1,276,643	23.3	1,343,173	17.3	1,067,419	19.0
March 31, 2024	11,265,043	11.5	1,035,271	5.3	1,145,135	14.9	896,636	9.6

*2   Figures for all segments excluding Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony Group Corporation believes that these disclosures may be useful information to investors. For details about the preparation of the Financial Statements for all segments excluding Financial Services, please refer to page 17 of the Appendix.

For the results of Adjusted OIBDA (Operating Income Before Depreciation and Amortization) and Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), please refer to “FY2024 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the Timely Disclosure Network (“TDnet”) of the TSE, the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system of the U.S. Securities and Exchange Commission (the “SEC”) and the website of Sony Group Corporation.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets	Equity attributable to owners of parent per share*3
As of	Yen in millions	Yen in millions	Yen in millions	%	Yen
March 31, 2025	35,293,173	8,510,151	8,179,745	23.2	1,357.63
March 31, 2024	34,107,490	7,756,105	7,587,177	22.2	1,242.32

*3   Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for equity attributable to owners of parent per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the fiscal year
Fiscal year ended	Yen in millions	Yen in millions	Yen in millions	Yen in millions
March 31, 2025	2,321,675	(930,120)	(298,243)	2,980,956
March 31, 2024	1,373,213	(818,886)	(210,709)	1,907,113

2. Dividends

	Annual dividends per share					Total cash dividends (Total)	Payout ratio (Consolidated)	Ratio of dividends to equity attributable to owners of parent (Consolidated)
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Yen in millions	%	%
Fiscal year ended March 31, 2024	-	40.00	-	45.00	85.00	104,271	10.8	1.5
Fiscal year ended March 31, 2025*4	-	50.00	-	10.00	-	120,597	10.6	1.5
Fiscal year ending March 31, 2026 (Forecast)	-	12.50	-	12.50	25.00		-

Note:	Sony Group Corporation plans to execute a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary of Sony Group Corporation, which operates the Financial Services business, in October 2025. However, the above dividend forecast for the fiscal year ending March 31, 2026 does not include the dividends in kind of the shares of SFGI from the Spin-off.

*4   Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-end dividend per share for the fiscal year ended March 31, 2025 is based on a number of shares taking into account the stock split. The total annual dividend per share for the fiscal year ended March 31, 2025 is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to the effect of the stock split. Without taking the stock split into account, the year-end dividend per share for the fiscal year ended March 31, 2025 would be 50 yen and the total annual dividend per share for the fiscal year ended March 31, 2025 would be 100 yen.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2026 (from April 1, 2025 to March 31, 2026)

(Percentages indicate year-on-year changes.)

Fiscal year ending March 31, 2026	Sales		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Continuing operations	11,700,000	-2.9	1,280,000	0.3	1,280,000	-4.7	930,000	-12.9

Notes:

1      As a result of the resolution of the Board of Directors of Sony Group Corporation on May 14, 2025 on the plan for the execution of the above-mentioned Spin-off, the Financial Services business will be classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the first quarter of the fiscal year ending March 31, 2026, in accordance with IFRS Accounting Standards. Therefore, the above results forecast represents the forecast for continuing operations. Although the results for the fiscal year ended March 31, 2025, the comparative period, will be restated to conform to the classification of continuing operations and a discontinued operation in accordance with IFRS Accounting Standards from the first quarter of the fiscal year ending March 31, 2026, the results on such restated basis are currently undetermined. Therefore, the above percentages indicating year-on-year changes reflect comparisons with the results of all segments excluding Financial Services for the fiscal year ended March 31, 2025. The difference in results of continuing operations and results of all segments excluding Financial Services is the amount equivalent to intersegment transactions between the Financial Services segment and other segments, and such difference is expected to be immaterial. Sony Group Corporation has not included the share of profit or loss of investments accounted for using the equity method in SFGI after the Spin-off in the above results forecast, and does not disclose forecasts for the discontinued operation or for the consolidated results for the fiscal year ending March 31, 2026. Please refer to “Notes to Consolidated Financial Statements - Subsequent Events” for the details of the accounting treatments in connection with the Spin-off.

2      The estimated impact from the series of changes in U.S. tariff policy at this time is reflected in the above forecasts for operating income, income before income taxes and net income attributable to Sony Group Corporation’s stockholders. The estimated impact is calculated based on the assumptions that the reciprocal tariff rates announced on April 2, 2025 will be applied after the end of the temporary suspension announced on April 9, and that other tariffs will remain unchanged from the end of April. The impact of the partial removal and temporary suspension of the additional and reciprocal tariffs on China by the U.S. announced on May 12 is not included in the assumptions used for estimating the relevant impact. The actual impact could vary significantly from this estimation if future tariff policy or other factors are changed.

Notes

(1)	Significant changes in scope of consolidation during the fiscal year :		No

(2)	Changes in accounting policies and changes in accounting estimates:
	(i)	Changes in accounting policies required by IFRS Accounting Standards :	Yes
	(ii)	Changes in accounting policies due to other reasons :	No
	(iii)	Changes in accounting estimates :	No

(3)	Number of issued shares (common stock):

(i) Total number of issued shares at the end of the fiscal year (including treasury stock)

As of March 31, 2025	6,149,810,645	shares
As of March 31, 2024	6,306,159,445	shares

(ii)	Number of shares of treasury stock at the end of the fiscal year

As of March 31, 2025	124,806,850	shares
As of March 31, 2024	198,915,015	shares

(iii)	Average number of shares outstanding during the fiscal year

Fiscal Year ended March 31, 2025	6,049,652,046	shares
Fiscal Year ended March 31, 2024	6,156,210,073	shares

Notes:

1	Please refer to “Notes to Consolidated Financial Statements - Accounting Policy and Other Information (Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)” for number of shares used as basis for calculating consolidated per share data.

2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for the number of issued shares (common stock) are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

[Reference] Overview of non-consolidated financial results*5

1. Non-consolidated financial results for the fiscal year ended March 31, 2025 (from April 1, 2024 to March 31, 2025)

(1) Non-consolidated operating results	(Percentages indicate year-on-year changes.)

	Net sales		Operating profit		Ordinary profit		Profit
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2025	480,922	1.6	320,175	8.7	322,865	6.3	361,678	14.3
March 31, 2024	473,255	-3.6	294,675	-0.8	303,611	-2.9	316,396	-0.2

	Basic earnings per share	Diluted earnings per share
Fiscal year ended	Yen	Yen
March 31, 2025	59.78	59.53
March 31, 2024	51.39	51.22

Note:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

(2) Non-consolidated financial position

	Total assets	Net assets	Equity-to-asset ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2025	5,281,630	3,295,554	61.7	540.61
March 31, 2024	4,965,082	3,289,233	65.5	532.34

Reference: Equity

As of March 31, 2025: ¥3,257,169 million

As of March 31, 2024: ¥3,251,114 million

Note:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for net assets per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

*5 The Sony Group Corporation’s non-consolidated financial results are prepared in accordance with Japanese generally accepted accounting principles.

*	The Consolidated Financial Summary is exempt from audit conducted by certified public accountants or an audit firm.

*	Proper use of earnings forecasts, and other special matters:

Please refer to “Cautionary Statement” on page 25 of the Appendix for assumptions and other matters related to the forecast of financial results.

Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Appendix)

Table of Contents for Appendix

Consolidated Financial Statements (Unaudited)	2

Consolidated Statements of Financial Position	2
Consolidated Statements of Income (Fiscal Year ended March 31)	4
Consolidated Statements of Comprehensive Income (Fiscal Year ended March 31)	5
Consolidated Statements of Income (Three months ended March 31)	6
Consolidated Statements of Comprehensive Income (Three months ended March 31)	7
Consolidated Statements of Changes in Stockholders’ Equity (Fiscal Year ended March 31)	8
Consolidated Statements of Cash Flows (Fiscal Year ended March 31)	9
Notes to Consolidated Financial Statements	11
- Business Segment Information	11
- Going Concern Assumption	21
- Accounting Policy and Other Information	21
- Subsequent Events	24

Overview of Operating Results	25

Basic Views on Selection of Accounting Standards	25

Cautionary Statement	25

All financial information is presented on the basis of IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Consolidated Financial Statements

Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2024	March 31, 2025	Change from March 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	1,907,113	2,980,956	1,073,843
Investments and advances in the Financial Services segment	398,153	453,677	55,524
Trade and other receivables, and contract assets	2,158,196	1,943,184	(215,012)
Inventories	1,518,644	1,310,770	(207,874)
Other financial assets	125,365	145,192	19,827
Other current assets	669,335	621,209	(48,126)
Total current assets	6,776,806	7,454,988	678,182
Non-current assets:
Investments accounted for using the equity method	423,744	347,718	(76,026)
Investments and advances in the Financial Services segment	18,939,794	18,736,298	(203,496)
Property, plant and equipment	1,522,640	1,513,660	(8,980)
Right-of-use assets	503,395	521,685	18,290
Goodwill	1,487,100	1,508,721	21,621
Content assets	1,928,113	2,249,048	320,935
Other intangible assets	615,602	671,212	55,610
Deferred tax assets	499,550	559,284	59,734
Other financial assets	897,341	1,164,630	267,289
Other non-current assets	513,405	565,929	52,524
Total non-current assets	27,330,684	27,838,185	507,501
Total assets	34,107,490	35,293,173	1,185,683

(Continued on the following page.)

Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2024	March 31, 2025	Change from March 31, 2024
LIABILITIES
Current liabilities:
Short-term borrowings	1,812,605	1,843,959	31,354
Current portion of long-term debt	217,711	287,445	69,734
Trade and other payables	2,064,905	2,100,144	35,239
Deposits from customers in the banking business	3,670,567	3,981,193	310,626
Income taxes payables	152,074	89,485	(62,589)
Participation and residual liabilities in the Pictures segment	251,743	236,752	(14,991)
Other financial liabilities	116,044	110,689	(5,355)
Other current liabilities	1,906,396	2,039,121	132,725
Total current liabilities	10,192,045	10,688,788	496,743
Non-current liabilities:
Long-term debt	2,058,117	2,066,842	8,725
Defined benefit liabilities	247,583	236,941	(10,642)
Deferred tax liabilities	166,424	175,228	8,804
Insurance contract liabilities	12,931,995	12,689,306	(242,689)
Participation and residual liabilities in the Pictures segment	206,081	188,919	(17,162)
Other financial liabilities	386,761	574,351	187,590
Other non-current liabilities	162,379	162,647	268
Total non-current liabilities	16,159,340	16,094,234	(65,106)
Total liabilities	26,351,385	26,783,022	431,637
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,483,410	1,483,527	117
Retained earnings	6,002,407	6,678,168	675,761
Accumulated other comprehensive income	(376,063)	(566,447)	(190,384)
Treasury stock, at cost	(403,934)	(296,860)	107,074
Equity attributable to Sony Group Corporation’s stockholders	7,587,177	8,179,745	592,568
Noncontrolling interests	168,928	330,406	161,478
Total equity	7,756,105	8,510,151	754,046
Total liabilities and equity	34,107,490	35,293,173	1,185,683

Consolidated Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2024	2025	Change
Sales and financial services revenue:
Sales	11,260,037	12,034,917	774,880
Financial services revenue
Insurance revenue	586,115	622,959	36,844
Other financial services revenue	1,174,616	299,188	(875,428)
Total financial services revenue	1,760,731	922,147	(838,584)
Total sales and financial services revenue	13,020,768	12,957,064	(63,704)
Costs and expenses:
Cost of sales	8,089,317	8,504,810	415,493
Selling, general and administrative	2,156,156	2,256,829	100,673
Financial services expenses
Insurance service expenses	407,206	452,932	45,726
Insurance finance expenses (income)	1,029,700	153,561	(876,139)
Other financial services expenses	169,464	183,209	13,745
Total financial services expenses	1,606,370	789,702	(816,668)
Other operating (income) expense, net	(29,404)	(9,241)	20,163
Total costs and expenses	11,822,439	11,542,100	(280,339)
Share of profit (loss) of investments accounted for using the equity method	10,502	(7,801)	(18,303)
Operating income	1,208,831	1,407,163	198,332
Financial income	125,597	139,024	13,427
Financial expenses	65,766	72,461	6,695
Income before income taxes	1,268,662	1,473,726	205,064
Income taxes	288,168	313,839	25,671
Net income	980,494	1,159,887	179,393

Net income attributable to
Sony Group Corporation’s stockholders	970,573	1,141,600	171,027
Noncontrolling interests	9,921	18,287	8,366

	Yen
	Fiscal year ended March 31
	2024	2025	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	157.66	188.71	31.05
- Diluted	157.14	187.92	30.78

Consolidated Statements of Comprehensive Income

	Yen in millions
	Fiscal year ended March 31
	2024	2025	Change
Net income	980,494	1,159,887	179,393
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(53,814)	(12,531)	41,283
Remeasurement of defined benefit pension plans	25,875	10,583	(15,292)
Share of other comprehensive income of investments accounted for using the equity method	613	(911)	(1,524)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(704,636)	(681,515)	23,121
Cash flow hedges	1,352	(4,295)	(5,647)
Insurance finance income (expenses)	563,396	568,291	4,895
Exchange differences on translating foreign operations	442,406	(79,266)	(521,672)
Share of other comprehensive income of investments accounted for using the equity method	4,735	(337)	(5,072)
Other	(283)	(676)	(393)
Total other comprehensive income, net of tax	279,644	(200,657)	(480,301)
Comprehensive income	1,260,138	959,230	(300,908)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	1,247,301	941,030	(306,271)
Noncontrolling interests	12,837	18,200	5,363

Consolidated Statements of Income

	Yen in millions
	Three months ended March 31
	2024	2025	Change
Sales and financial services revenue:
Sales	2,810,390	2,804,938	(5,452)
Financial services revenue
Insurance revenue	152,887	155,151	2,264
Other financial services revenue	517,689	(329,845)	(847,534)
Total financial services revenue	670,576	(174,694)	(845,270)
Total sales and financial services revenue	3,480,966	2,630,244	(850,722)
Costs and expenses:
Cost of sales	1,992,922	1,980,206	(12,716)
Selling, general and administrative	607,776	599,224	(8,552)
Financial services expenses
Insurance service expenses	115,245	119,917	4,672
Insurance finance expenses (income)	501,625	(337,086)	(838,711)
Other financial services expenses	47,145	52,268	5,123
Total financial services expenses	664,015	(164,901)	(828,916)
Other operating (income) expense, net	(13,591)	9,337	22,928
Total costs and expenses	3,251,122	2,423,866	(827,256)
Share of profit (loss) of investments accounted for using the equity method	(402)	(2,729)	(2,327)
Operating income	229,442	203,649	(25,793)
Financial income	66,420	37,033	(29,387)
Financial expenses	19,384	28,123	8,739
Income before income taxes	276,478	212,559	(63,919)
Income taxes	82,453	3,897	(78,556)
Net income	194,025	208,662	14,637

Net income attributable to
Sony Group Corporation’s stockholders	189,005	197,727	8,722
Noncontrolling interests	5,020	10,935	5,915

	Yen
	Three months ended March 31
	2024	2025	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	30.82	32.81	1.99
- Diluted	30.72	32.63	1.91

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended March 31
	2024	2025	Change
Net income	194,025	208,662	14,637
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(20,538)	4,436	24,974
Remeasurement of defined benefit pension plans	26,905	11,463	(15,442)
Share of other comprehensive income of investments accounted for using the equity method	423	90	(333)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(181,677)	(143,533)	38,144
Cash flow hedges	(2,171)	(4,478)	(2,307)
Insurance finance income (expenses)	151,510	110,288	(41,222)
Exchange differences on translating foreign operations	234,729	(170,834)	(405,563)
Share of other comprehensive income of investments accounted for using the equity method	2,465	(2,641)	(5,106)
Other	(77)	(238)	(161)
Total other comprehensive income, net of tax	211,569	(195,447)	(407,016)
Comprehensive income	405,594	13,215	(392,379)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	399,932	3,961	(395,971)
Noncontrolling interests	5,662	9,254	3,592

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income :
Net income			970,573			970,573	9,921	980,494
Other comprehensive income, net of tax				276,728		276,728	2,916	279,644
Total comprehensive income			970,573	276,728		1,247,301	12,837	1,260,138
Transfer to retained earnings			38,221	(38,221)		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions	992	(1,939)	(144)		19,257	18,166		18,166
Compensation expenses related to stock-based compensation transactions		13,956				13,956		13,956
Dividends declared			(98,685)			(98,685)	(5,786)	(104,471)
Purchase of treasury stock					(202,974)	(202,974)		(202,974)
Reissuance of treasury stock		1,786			3,290	5,076		5,076
Transactions with noncontrolling interests shareholders and other		5,800				5,800	103,264	109,064
Balance at March 31, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income			1,141,600			1,141,600	18,287	1,159,887
Other comprehensive income, net of tax				(200,570)		(200,570)	(87)	(200,657)
Total comprehensive income			1,141,600	(200,570)		941,030	18,200	959,230
Transfer to retained earnings			(10,186)	10,186		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		3,008	(1,179)		49,608	51,437		51,437
Compensation expenses related to stock-based compensation transactions		8,575				8,575		8,575
Dividends declared			(115,312)			(115,312)	(7,704)	(123,016)
Purchase of treasury stock					(285,548)	(285,548)		(285,548)
Reissuance of treasury stock		1			4	5		5
Cancellation of treasury stock		(3,848)	(339,162)		343,010	-		-
Transactions with noncontrolling interests shareholders and other		(7,619)				(7,619)	150,982	143,363
Balance at March 31, 2025	881,357	1,483,527	6,678,168	(566,447)	(296,860)	8,179,745	330,406	8,510,151

Consolidated Statements of Cash Flows

	Yen in millions
	Fiscal year ended March 31
	2024	2025
Cash flows from operating activities:
Income before income taxes	1,268,662	1,473,726
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	1,144,981	1,152,987
Other operating (income) expense, net	(29,404)	(9,241)
Gain on securities, net (other than Financial Services segment)	(73,166)	(75,742)
Share of (profit) loss of investments accounted for using the equity method, net of dividends	(715)	20,741
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(243,646)	228,623
Decrease in inventories	75,641	199,916
Increase in investments and advances in the Financial Services segment	(1,748,913)	(824,443)
Increase in content assets	(486,183)	(683,388)
Increase in trade payables	9,188	136,952
Increase in insurance contract liabilities, net of insurance contract assets	1,370,580	573,749
Increase in deposits from customers in the banking business	536,688	401,014
Increase (decrease) in borrowings in the life insurance business and the banking business	(41,516)	66,783
Decrease in taxes payable other than income taxes, net	(22,491)	(15,461)
Increase in other financial assets and other current assets	(31,821)	(81,081)
Increase in other financial liabilities and other current liabilities	19,562	32,768
Income taxes paid	(293,997)	(300,529)
Other	(80,237)	24,301
Net cash provided by operating activities	1,373,213	2,321,675

(Continued on the following page.)

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Fiscal year ended March 31
	2024	2025
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(623,946)	(647,527)
Proceeds from sales of property, plant and equipment and other intangible assets	11,571	15,486
Payments for investments and advances (other than Financial Services segment)	(95,506)	(98,536)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	92,679	46,540
Payments for purchases of businesses and other	(199,255)	(294,417)
Other	(4,429)	48,334
Net cash used in investing activities	(818,886)	(930,120)
Cash flows from financing activities:
Decrease in short-term borrowings, net	(18,370)	(28,585)
Proceeds from issuance of long-term debt	225,176	139,298
Payments of long-term debt	(128,150)	(181,085)
Dividends paid	(98,620)	(115,253)
Payments for purchases of treasury stock	(202,974)	(285,548)
Capital contribution from non-controlling interests	-	150,804
Other	12,229	22,126
Net cash used in financing activities	(210,709)	(298,243)
Effect of exchange rate changes on cash and cash equivalents	82,595	(19,469)
Net increase in cash and cash equivalents	426,213	1,073,843
Cash and cash equivalents at beginning of the fiscal year	1,480,900	1,907,113
Cash and cash equivalents at end of the fiscal year	1,907,113	2,980,956

Notes to Consolidated Financial Statements

Business Segment Information

(Business Segments)

Segment sales and financial services revenue

	Yen in millions
	Fiscal year ended March 31
	2024	2025	Change
Sales and financial services revenue:
Game & Network Services -
Customers	4,172,994	4,543,571	370,577
Intersegment	94,740	126,473	31,733
Total	4,267,734	4,670,044	402,310
Music -
Customers	1,594,955	1,820,263	225,308
Intersegment	24,003	22,341	(1,662)
Total	1,618,958	1,842,604	223,646
Pictures -
Customers	1,486,717	1,498,534	11,817
Intersegment	6,333	7,410	1,077
Total	1,493,050	1,505,944	12,894
Entertainment, Technology & Services -
Customers	2,414,946	2,362,838	(52,108)
Intersegment	38,772	46,437	7,665
Total	2,453,718	2,409,275	(44,443)
Imaging & Sensing Solutions -
Customers	1,503,906	1,712,534	208,628
Intersegment	98,832	86,471	(12,361)
Total	1,602,738	1,799,005	196,267
Financial Services -
Customers	1,760,731	922,147	(838,584)
Intersegment	9,223	9,253	30
Total	1,769,954	931,400	(838,554)
All Other -
Customers	75,784	82,477	6,693
Intersegment	13,586	13,856	270
Total	89,370	96,333	6,963
Corporate and elimination	(274,754)	(297,541)	(22,787)
Consolidated total	13,020,768	12,957,064	(63,704)

Note:

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Fiscal year ended March 31
	2024	2025	Change
Operating income (loss):
Game & Network Services	290,184	414,819	124,635
Music	301,662	357,255	55,593
Pictures	117,702	117,284	(418)
Entertainment, Technology & Services	187,399	190,926	3,527
Imaging & Sensing Solutions	193,541	261,147	67,606
Financial Services	173,576	130,528	(43,048)
All Other	1,600	(17,996)	(19,596)
Total	1,265,664	1,453,963	188,299
Corporate and elimination	(56,833)	(46,800)	10,033
Consolidated operating income	1,208,831	1,407,163	198,332

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Segment sales and financial services revenue

	Yen in millions
	Three months ended March 31
	2024	2025	Change
Sales and financial services revenue:
Game & Network Services -
Customers	1,058,968	1,045,209	(13,759)
Intersegment	38,363	6,064	(32,299)
Total	1,097,331	1,051,273	(46,058)
Music -
Customers	422,188	463,569	41,381
Intersegment	7,721	7,122	(599)
Total	429,909	470,691	40,782
Pictures -
Customers	404,059	411,402	7,343
Intersegment	2,662	3,176	514
Total	406,721	414,578	7,857
Entertainment, Technology & Services -
Customers	522,877	469,577	(53,300)
Intersegment	9,780	14,505	4,725
Total	532,657	484,082	(48,575)
Imaging & Sensing Solutions -
Customers	381,260	388,242	6,982
Intersegment	17,264	20,798	3,534
Total	398,524	409,040	10,516
Financial Services -
Customers	670,576	(174,694)	(845,270)
Intersegment	2,309	2,324	15
Total	672,885	(172,370)	(845,255)
All Other -
Customers	18,772	22,188	3,416
Intersegment	2,985	3,391	406
Total	21,757	25,579	3,822
Corporate and elimination	(78,818)	(52,629)	26,189
Consolidated total	3,480,966	2,630,244	(850,722)

Note:

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended March 31
	2024	2025	Change
Operating income (loss):
Game & Network Services	105,983	92,698	(13,285)
Music	71,199	83,578	12,379
Pictures	30,667	53,476	22,809
Entertainment, Technology & Services	(6,444)	(20,417)	(13,973)
Imaging & Sensing Solutions	34,734	34,543	(191)
Financial Services	26,107	(11,555)	(37,662)
All Other	(5,540)	(9,759)	(4,219)
Total	256,706	222,564	(34,142)
Corporate and elimination	(27,264)	(18,915)	8,349
Consolidated operating income	229,442	203,649	(25,793)

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2024	2025	Change
Sales and financial services revenue:
Game & Network Services
Digital Software and Add-on Content	1,934,586	2,290,498	355,912
Network Services	545,537	669,873	124,336
Hardware and Others	1,692,871	1,583,200	(109,671)
Total	4,172,994	4,543,571	370,577
Music
Recorded Music - Streaming	709,453	788,772	79,319
Recorded Music - Others	356,646	407,260	50,614
Music Publishing	326,727	379,812	53,085
Visual Media and Platform	202,129	244,419	42,290
Total	1,594,955	1,820,263	225,308
Pictures
Motion Pictures	542,044	610,313	68,269
Television Productions	551,035	459,281	(91,754)
Media Networks	393,638	428,940	35,302
Total	1,486,717	1,498,534	11,817
Entertainment, Technology & Services
Televisions	624,264	564,154	(60,110)
Audio and Video	412,067	391,664	(20,403)
Still and Video Cameras	643,429	665,144	21,715
Mobile Communications	299,905	279,834	(20,071)
Other	435,281	462,042	26,761
Total	2,414,946	2,362,838	(52,108)
Imaging & Sensing Solutions	1,503,906	1,712,534	208,628
Financial Services	1,760,731	922,147	(838,584)
All Other	75,784	82,477	6,693
Corporate	10,735	14,700	3,965
Consolidated total	13,020,768	12,957,064	(63,704)

	Yen in millions
	Three months ended March 31
	2024	2025	Change
Sales and financial services revenue:
Game & Network Services
Digital Software and Add-on Content	514,163	580,501	66,338
Network Services	149,969	172,833	22,864
Hardware and Others	394,836	291,875	(102,961)
Total	1,058,968	1,045,209	(13,759)
Music
Recorded Music - Streaming	184,188	193,040	8,852
Recorded Music - Others	103,859	98,138	(5,721)
Music Publishing	82,779	96,280	13,501
Visual Media and Platform	51,362	76,111	24,749
Total	422,188	463,569	41,381
Pictures
Motion Pictures	156,890	157,983	1,093
Television Productions	142,575	143,183	608
Media Networks	104,594	110,236	5,642
Total	404,059	411,402	7,343
Entertainment, Technology & Services
Televisions	116,313	90,440	(25,873)
Audio and Video	79,995	67,819	(12,176)
Still and Video Cameras	133,743	128,241	(5,502)
Mobile Communications	63,261	59,430	(3,831)
Other	129,565	123,647	(5,918)
Total	522,877	469,577	(53,300)
Imaging & Sensing Solutions	381,260	388,242	6,982
Financial Services	670,576	(174,694)	(845,270)
All Other	18,772	22,188	3,416
Corporate	2,266	4,751	2,485
Consolidated total	3,480,966	2,630,244	(850,722)

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Separate Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS Accounting Standards, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The consolidated column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	¥913,815	¥1,216,277	¥993,298	¥1,764,679	¥1,907,113	¥2,980,956
Investments and advances in the Financial Services segment	398,153	453,677	-	-	398,153	453,677
Trade and other receivables, and contract assets	127,016	126,052	2,033,170	1,820,688	2,158,196	1,943,184
Inventories	-	-	1,518,644	1,310,770	1,518,644	1,310,770
Other financial assets	57,254	117,719	68,111	27,473	125,365	145,192
Other current assets	50,487	25,882	625,539	604,486	669,335	621,209
Total current assets	1,546,725	1,939,607	5,238,762	5,528,096	6,776,806	7,454,988
Non-current assets:
Investments accounted for using the equity method	4,905	3,171	418,839	344,547	423,744	347,718
Investments and advances in the Financial Services segment	18,939,794	18,736,298	-	-	18,939,794	18,736,298
Investments in Financial Services, at cost	-	-	550,483	550,483	-	-
Property, plant and equipment	14,162	13,335	1,508,151	1,499,998	1,522,640	1,513,660
Right-of-use assets	76,288	76,291	428,224	446,455	503,395	521,685
Goodwill and intangible assets, including content assets	77,323	86,601	3,953,492	4,342,380	4,030,815	4,428,981
Deferred tax assets	-	3,149	520,613	546,501	499,550	559,284
Other financial assets	52,882	60,496	848,599	1,108,426	897,341	1,164,630
Other non-current assets	165,049	153,880	421,258	484,529	513,405	565,929
Total non-current assets	19,330,403	19,133,221	8,649,659	9,323,319	27,330,684	27,838,185
Total assets	¥20,877,128	¥21,072,828	¥13,888,421	¥14,851,415	¥34,107,490	¥35,293,173

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,802,337	¥1,872,486	¥227,979	¥258,918	¥2,030,316	¥2,131,404
Trade and other payables	61,153	93,010	2,005,112	2,010,444	2,064,905	2,100,144
Deposits from customers in the banking business	3,670,567	3,981,193	-	-	3,670,567	3,981,193
Income taxes payables	10,050	5,902	142,024	83,583	152,074	89,485
Participation and residual liabilities in the Pictures segment	-	-	251,743	236,752	251,743	236,752
Other financial liabilities	77,523	74,680	38,522	36,009	116,044	110,689
Other current liabilities	209,555	225,531	1,704,158	1,822,993	1,906,396	2,039,121
Total current liabilities	5,831,185	6,252,802	4,369,538	4,448,699	10,192,045	10,688,788
Non-current liabilities:
Long-term debt	703,106	690,249	1,355,011	1,376,593	2,058,117	2,066,842
Defined benefit liabilities	39,284	38,806	208,299	198,135	247,583	236,941
Deferred tax liabilities	36,368	8,202	165,877	172,139	166,424	175,228
Insurance contract liabilities	12,931,995	12,689,306	-	-	12,931,995	12,689,306
Participation and residual liabilities in the Pictures segment	-	-	206,081	188,919	206,081	188,919
Other financial liabilities	214,414	313,800	175,263	263,675	386,761	574,351
Other non-current liabilities	7,607	6,751	176,767	177,380	162,379	162,647
Total non-current liabilities	13,932,774	13,747,114	2,287,298	2,376,841	16,159,340	16,094,234
Total liabilities	19,763,959	19,999,916	6,656,836	6,825,540	26,351,385	26,783,022
Equity:
Stockholders’ equity of Financial Services	1,113,169	1,072,912	-	-	-	-
Stockholders’ equity of Sony without Financial Services	-	-	7,062,657	7,695,469	-	-
Sony Group Corporation’s stockholders’ equity	-	-	-	-	7,587,177	8,179,745
Noncontrolling interests	-	-	168,928	330,406	168,928	330,406
Total equity	1,113,169	1,072,912	7,231,585	8,025,875	7,756,105	8,510,151
Total liabilities and equity	¥20,877,128	¥21,072,828	¥13,888,421	¥14,851,415	¥34,107,490	¥35,293,173

Condensed Statements of Income

	Yen in millions
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2024	2025	2024	2025	2024	2025
Sales	¥-	¥-	¥11,265,043	¥12,043,903	¥11,260,037	¥12,034,917
Financial services revenue	1,769,954	931,400	-	-	1,760,731	922,147
Total sales and financial services revenue	1,769,954	931,400	11,265,043	12,043,903	13,020,768	12,957,064

Cost of sales	-	-	8,101,991	8,514,325	8,089,317	8,504,810
Selling, general and administrative	-	-	2,148,472	2,256,294	2,156,156	2,256,829
Financial services expenses	1,615,594	798,954	-	-	1,606,370	789,702
Other operating (income) expense, net	(19,271)	1,982	(10,133)	(11,224)	(29,404)	(9,241)
Total costs and expenses	1,596,323	800,936	10,240,330	10,759,395	11,822,439	11,542,100

Share of profit (loss) of investments accounted for using the equity method	(55)	64	10,558	(7,865)	10,502	(7,801)

Operating income	173,576	130,528	1,035,271	1,276,643	1,208,831	1,407,163

Financial income (expenses), net	-	-	109,864	66,530	59,831	66,563

Income before income taxes	173,576	130,528	1,145,135	1,343,173	1,268,662	1,473,726

Income taxes	49,063	56,359	239,105	257,467	288,168	313,839

Net income	124,513	74,169	906,030	1,085,706	980,494	1,159,887

Net income of Financial Services	¥123,986	¥74,169	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥896,636	¥1,067,419	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥970,573	¥1,141,600

Net income attributable to noncontrolling interests	¥527	¥-	¥9,394	¥18,287	¥9,921	¥18,287

	Yen in millions
	Three months ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2024	2025	2024	2025	2024	2025
Sales	¥-	¥-	¥2,810,987	¥2,807,341	¥2,810,390	¥2,804,938
Financial services revenue	672,885	(172,370)	-	-	670,576	(174,694)
Total sales and financial services revenue	672,885	(172,370)	2,810,987	2,807,341	3,480,966	2,630,244

Cost of sales	-	-	1,995,564	1,982,705	1,992,922	1,980,206
Selling, general and administrative	-	-	605,728	599,127	607,776	599,224
Financial services expenses	666,325	(162,578)	-	-	664,015	(164,901)
Other operating (income) expense, net	(19,602)	1,744	6,011	7,593	(13,591)	9,337
Total costs and expenses	646,723	(160,834)	2,607,303	2,589,425	3,251,122	2,423,866

Share of profit (loss) of investments accounted for using the equity method	(55)	(19)	(346)	(2,710)	(402)	(2,729)

Operating income (loss)	26,107	(11,555)	203,338	215,206	229,442	203,649

Financial income (expenses), net	-	-	47,036	8,901	47,036	8,910

Income (loss) before income taxes	26,107	(11,555)	250,374	224,107	276,478	212,559

Income taxes	6,188	15,160	76,265	(11,270)	82,453	3,897

Net income (loss)	19,919	(26,715)	174,109	235,377	194,025	208,662

Net income (loss) of Financial Services	¥19,843	¥(26,715)	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥169,165	¥224,442	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥189,005	¥197,727

Net income attributable to noncontrolling interests	¥76	¥-	¥4,944	¥10,935	¥5,020	¥10,935

Condensed Statements of Cash Flows

	Yen in millions
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2024	2025	2024	2025	2024	2025
Cash flows from operating activities:
Income (loss) before income taxes	¥173,576	¥130,528	¥1,145,135	¥1,343,173	¥1,268,662	¥1,473,726
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	27,689	27,399	1,117,292	1,125,588	1,144,981	1,152,987
Other operating (income) expense, net	(19,271)	1,981	(10,133)	(11,222)	(29,404)	(9,241)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	(73,166)	(75,742)	(73,166)	(75,742)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(20,843)	959	(200,071)	226,098	(243,646)	228,623
(Increase) decrease in inventories	-	-	75,641	199,916	75,641	199,916
(Increase) decrease in investments and advances in the Financial Services segment	(1,748,913)	(824,443)	-	-	(1,748,913)	(824,443)
(Increase) decrease in content assets	-	-	(486,183)	(683,388)	(486,183)	(683,388)
Increase (decrease) in trade payables	27,116	31,309	(40,882)	107,601	9,188	136,952
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	1,370,580	573,749	-	-	1,370,580	573,749
Increase (decrease) in deposits from customers in the banking business	536,688	401,014	-	-	536,688	401,014
Increase (decrease) in borrowings in the life insurance business and the banking business	(41,516)	66,783	-	-	(41,516)	66,783
Increase (decrease) in taxes payable other than income taxes, net	387	(1,304)	(22,878)	(14,157)	(22,491)	(15,461)
Other	(59,081)	(57,649)	(326,927)	(245,428)	(387,208)	(303,800)
Net cash provided by (used in) operating activities	246,412	350,326	1,177,828	1,972,439	1,373,213	2,321,675

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(18,167)	(26,542)	(606,844)	(622,187)	(623,946)	(647,527)
Payments for investments and advances (other than Financial Services segment)	-	-	(95,506)	(98,536)	(95,506)	(98,536)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	92,679	46,540	92,679	46,540
Other	(7,560)	(382)	(184,553)	(230,215)	(192,113)	(230,597)
Net cash provided by (used in) investing activities	(25,727)	(26,924)	(794,224)	(904,398)	(818,886)	(930,120)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(11,633)	(21,545)	90,289	(48,827)	78,656	(70,372)
Dividends paid	(50,037)	-	(98,620)	(115,253)	(98,620)	(115,253)
Other	(1,693)	605	(188,977)	(113,111)	(190,745)	(112,618)
Net cash provided by (used in) financing activities	(63,363)	(20,940)	(197,308)	(277,191)	(210,709)	(298,243)

Effect of exchange rate changes on cash and cash equivalents	-	-	82,595	(19,469)	82,595	(19,469)

Net increase (decrease) in cash and cash equivalents	157,322	302,462	268,891	771,381	426,213	1,073,843
Cash and cash equivalents at beginning of the fiscal year	756,493	913,815	724,407	993,298	1,480,900	1,907,113
Cash and cash equivalents at end of the fiscal year	¥913,815	¥1,216,277	¥993,298	¥1,764,679	¥1,907,113	¥2,980,956

Going Concern Assumption

Not Applicable

Accounting Policy and Other Information

(Changes in accounting policies)

Sony newly adopted the following accounting standards from the fiscal year ended March 31, 2025:

Amendments to IAS 1 “Presentation of Financial Statements”

In January 2020, the International Accounting Standards Board (“IASB”) issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1).” The amendments clarify the right of a company to defer settlement of a liability, which is one of the existing requirements when classifying a liability to current or non-current. In addition, in October 2022, the IASB issued “A Non-current Liability with Covenants (Amendments to IAS 1).” The amendments require companies to disclose information about covenants in order for investors to understand the risk that such non-current debt with covenants could become repayable within twelve months. Both of these amendments were effective for Sony as of April 1, 2024. The adoption of these amendments has no material impact on Sony’s results of operations and financial position.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”

In May 2023, the IASB issued “Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).” These amendments require companies to disclose information about supplier finance arrangements and were effective for Sony as of April 1, 2024. Since the adoption of these amendments only affects disclosures, they have no impact on Sony’s results of operations and financial position.

(Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Fiscal year ended March 31
	2024	2025
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	970,573	1,141,600

	Thousands of shares
	Fiscal year ended March 31
	2024	2025
Weighted-average shares outstanding for basic EPS computation	6,156,210	6,049,652
Effect of dilutive securities:
Stock options	18,398	18,862
Restricted stock units	2,047	6,550
Weighted-average shares for diluted EPS computation	6,176,655	6,075,064

	Yen in millions
	Three months ended March 31
	2024	2025
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	189,005	197,727

	Thousands of shares
	Three months ended March 31
	2024	2025
Weighted-average shares outstanding for basic EPS computation	6,131,661	6,026,889
Effect of dilutive securities:
Stock options	17,939	24,664
Restricted stock units	2,818	7,488
Weighted-average shares for diluted EPS computation	6,152,418	6,059,041

Note:

As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. Basic and diluted EPS are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31,2024.

(Segmentation)

The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on content. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Change in presentation)

Consolidated Statements of Change in Stockholders’ Equity

The presentation of “Exercise of stock acquisition rights and other” and “Stock-based compensation” has been changed to “Stock issued under stock-based compensation transactions” and “Compensation expenses related to stock-based compensation transactions,” respectively, from the fiscal year ended March 31, 2025.

(Supplemental cash flow information)

During the fiscal year ended March 31, 2025, Sony established a new joint venture in the Music segment with a third party partner, which acquired interests in companies that own certain music and other assets (the “target companies”) as well as music assets directly from other rights holders. Sony consolidated the joint venture through Sony’s majority interest and reflected the consideration of 133,064 million yen for the acquisition of the interests in the target companies in cash flows from investing activities as “Payments for purchases of businesses and other.” Sony primarily recognized 116,289 million yen of content assets (music catalogs) and 11,501 million yen of other intangible assets from the acquisition of the interests in the target companies. The acquisition of the interests in the target companies is accounted for as an acquisition of a group of assets that does not constitute a business. The consideration for the content assets (music catalogs) directly acquired from other rights holders was 84,382 million yen, which was recorded in cash flows from operating activities as “Increase in content assets.”

Subsequent Events

(Determination of plan regarding the execution of a partial spin-off of Sony Financial Group Inc.)

At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, Sony Group Corporation decided to submit a resolution for the execution of a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary engaged in the Financial Services business, as of October 1, 2025, to the Board in early September 2025. In the Spin-off, Sony Group Corporation plans to distribute slightly more than 80% of the shares of common stock of SFGI (“SFGI share(s)”) to shareholders of Sony Group Corporation through dividends in kind. As a result of the Board resolution on May 14, 2025 on the plan for the execution of the Spin-off, the Financial Services business will be classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” from the first quarter of the fiscal year ending March 31, 2026. As a result, in the consolidated statements of income, consolidated statements of comprehensive income and consolidated statements of cash flows, revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, will be separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income or loss from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively. Additionally, in the consolidated statements of financial position, assets and liabilities of the Financial Services business will be classified as a disposal group held for distribution to owners. Accumulated other comprehensive income directly related to the disposal group will also be classified as held for distribution to owners.

The disposal group classified as held for distribution to owners will be valued at the lower of its carrying amount, or its fair value less the incremental costs directly attributable to the distribution of the disposal group, excluding finance costs and income tax expense. If the fair value after deducting such incremental costs is less than the carrying amount, the difference will be recorded as a loss within net income or loss from discontinued operations.

Upon the resolution of the Board for the distribution of dividends in kind, in accordance with IFRIC® Interpretation 17 “Distributions of Non-cash Assets to Owners,” Sony Group Corporation will reduce its equity by an amount equal to the fair value of the SFGI shares to be distributed as dividends in kind and record such reduction in equity as a liability.

In addition, upon the execution of the Spin-off, Sony Group Corporation will account for the loss of control of the Financial Services business (“deconsolidation”) in accordance with IFRS 10 “Consolidated Financial Statements.” In addition to the derecognition of assets and liabilities of the Financial Services business which had been classified as the disposal group, such deconsolidation mainly includes the following treatments: (1) reducing the amount of the liability corresponding to the fair value of the SFGI shares to be distributed as dividends in kind, and recording the difference between the fair value of such SFGI shares and the carrying amount of the portion of the disposal group corresponding to the equity interest in SFGI to be distributed as dividends in kind in net income or loss from discontinued operations; (2) reclassifying the Financial Services business’s accumulated other comprehensive income balance at the time of deconsolidation, which is mainly related to debt instruments and insurance contract liabilities, to net income or loss from discontinued operations (For reference, the total accumulated other comprehensive income recorded in the Financial Services business as of the end of March 2025 was a loss of approximately 1.4 trillion yen. This accounting treatment is a reclassification between items within equity and does not affect the amount of total equity in the consolidated statements of financial position.); and (3) remeasuring the SFGI shares that Sony Group Corporation retains after the Spin-off at fair value, and recording any difference between the carrying amount of the disposal group corresponding to the equity interest in SFGI which Sony Group Corporation retains and such fair value in net income or loss from discontinued operations.

After the execution of the Spin-off, it is expected that Sony Group Corporation will hold slightly less than 20% of SFGI shares and SFGI will no longer be a consolidated subsidiary of Sony Group Corporation, but will become an affiliate of Sony Group Corporation accounted for using the equity method.

(Establishment of a facility for the repurchase of shares of its own common stock)

Sony Group Corporation approved the establishment of the following facility for the repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on May 14, 2025.

1. Total number of shares for repurchase: 100 million shares (maximum)

2. Total purchase price for repurchase of shares: 250 billion yen (maximum)

3. Period of repurchase: May 15, 2025 to May 14, 2026

Overview of Operating Results

For the overview of operating results for the fiscal year ended March 31, 2025 and the results forecast for the fiscal year ending March 31, 2026, as well as the progress on the Fifth Mid-Range Plan, please refer to “FY2024 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the TDnet of the TSE, the EDGAR system of the SEC and the website of Sony Group Corporation.

Basic Views on Selection of Accounting Standards

Sony has voluntarily adopted IFRS Accounting Standards from the first quarter of the fiscal year ended March 31, 2022, with the goal of further streamlining and maintaining the quality of Sony’s financial and management reporting systems over the mid- to long-term, and with the aim of improving the international comparability of financial information in the capital markets.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.